July 9, 2018

VIA EDGAR

Shannon Sobotka
Staff Accountant
Securities and Exchange Commission
Office of Real Estate and Commodities
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:	Front Yard Residential Corporation
Form 10-K
Filed March 1, 2018
Form 8-K
Filed May 8, 2018
File No. 001-35657

Dear Ms. Sobotka:

Front Yard Residential Corporation (the “Company”) hereby provides this letter in response to the comment (the “Comment”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of July 2, 2018 (the “Comment Letter”) in connection with the Company’s Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) and Form 8-K filed May 8, 2018 (the “Form 8-K”).

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, the Company has restated the Comment in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Form 10-K and Exhibit 99.1 to the Form 8-K.

Form 8-K Filed May 8, 2018

Exhibit 99.1

1.
We note that you have excluded selling costs from your calculation of FFO. Please tell us why you believe this complies with the NAREIT definition of FFO, or remove the adjustment from future presentations of FFO. We further note you have excluded selling costs from your calculation of stabilized rental FFO. Please tell us why you have excluded selling costs from your calculation of this measure.

Response: The Company recognizes selling costs as a non-cash valuation adjustment to the cost basis of a held-for-sale property as determined through the Company’s impairment calculation. We

Front Yard Residential Corporation, 5100 Tamarind Reef, Christiansted, USVI 00820 www.frontyardresidential.com

Front Yard Residential Corporation
July 9, 2018

exclude (add back) those selling costs determined to be the anticipated cost to sell a held-for-sale property within the impairment calculation from the determination of FFO and stabilized rental FFO. We believe such exclusion is consistent with (1) NAREIT’s guidance related to the calculation of FFO and its intent that the FFO metric be a standard supplemental measure of REIT operating performance and (2) industry practice as the add back relates only to valuation adjustments, which do not reflect our ongoing operating performance.

Additionally, the Company’s definition of a stabilized rental property excludes held-for-sale properties. Because the selling costs relate only to held-for-sale properties, the exclusion of the selling costs from stabilized rental FFO is appropriate as such selling cost valuation adjustments do not relate to the stabilized rental portfolio.

The Company recognizes that its stakeholders may interpret the term “selling costs” in various ways. Therefore, in future filings, the Company will rename the “Selling Costs and Impairment” financial statement line item to “Impairment.”

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Please telephone the undersigned at +1 (770) 383-4986 or Robin N. Lowe, the Company’s Chief Financial Officer, at +1 (345) 815-9919 if you have any questions or need additional information.

Sincerely,

/s/ Michael G. Lubin

Michael G. Lubin
General Counsel and Secretary

cc:
Robin N. Lowe
Front Yard Residential Corporation
c/o Altisource Asset Management Corporation
5100 Tamarind Reef
Christiansted, United States Virgin Islands 00820

Kristi Marrone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010